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                                                                    Exhibit 12(a)

PP&L RESOURCES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions of Dollars)
                                           1997     1996     1995     1994     1993
Fixed charges, as defined:
  Interest on long-term debt ............   $196     $207     $213     $214     $226
  Interest on short-term debt
     and other interest .................     25       17       18       18       13
  Amortization of debt discount, expense
    and premium - net....................      2        2        2        2        2
  Interest on capital lease
    obligations
      Charged to expense ................      9       13       15       12        9
      Capitalized .......................      2        2        2        1        1
  Estimated interest component of
    operating rentals ...................     15        8        8        6        5
  Proportionate share of fixed charges
    of 50-percent-or-less-owned
    persons .............................      1        1        1        1        1

          Total fixed charges ...........   $250     $250     $259     $254     $257

Earnings, as defined:
  Net income ............................   $296     $329     $323     $216     $314
  Preferred and Preference Stock Dividend
    Requirements.........................     24       28       28       28       34
  Less undistributed income of less
    than 50-percent-owned persons .......   -        -        -        -        -
                                             320      357      351      244      348

Add (Deduct):
  Federal income taxes ..................    169      189      195      198      163
  State income taxes ....................     59       64       62       77       64
  Deferred income taxes .................     29       10       15      (45)      22
  Investment tax credit - net ...........    (10)     (10)     (10)     (12)     (14)
  Income taxes on other income and
    deductions - net ....................     (9)       0       24      (38)      (1)
  Amortization of capitalized
    interest on capital leases ..........      2        4        5        9       12
  Total fixed charges as above
    (excluding capitalized interest
    on capital lease obligations) .......    248      248      257      253      256

          Total earnings ................   $808     $862     $899     $686     $850

Ratio of earnings to fixed
  charges ...............................   3.23     3.45     3.47     2.70     3.31

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